LRP Landesbank Rheinland-Pfalz

PRESS-RELEASE

82-4930



04010869

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

SUPPL

LRP POSTS STRONG 2003 PERFORMANCE. OPTIMISTIC OUTLOOK FOR 2004.

- Market position strengthened
- Capital ratios increased
- Performance ratios significantly improved
- Net income for the year markedly increased
- Enhanced performance within the partnership

LRP Landesbank Rheinland-Pfalz, Mainz, posted a strong performance in 2003. With operating profit increased by one third to EUR 192 million and net income for the year up by one fifth to EUR 90 million, Chairman of the Managing Board, Dr. h. c. Klaus G. Adam, expressed his satisfaction with the results achieved in the face of a challenging economic environment and saw the Bank's business policy vindicated by the results once again. LRP's selective focus on profit-oriented business led to lower risk expenses. In addition, the Bank succeeded in improving its key financial ratios in significant measure. The return on equity (RoE) rose to 13.9%, the cost-income ratio (CIR) declined to 47.8%, the total capital ratio (BIS) increased to 12.6% and the core capital ratio (BIS) even rose to 7.3%. "These figures demonstrate that we have made a significant contribution towards shaping our Bank's future," Adam said on the occasion of the presentation of the balance sheet figures at the press conference in Mainz. Referring to the ongoing negotiations on LRP's business and ownership structure following the mid-2005 expiration of the present liability and guarantee systems, Adam said that the owners were busy developing a forward-looking solution, that these negotiations involved the Managing Board of LRP and were being supported by the state government of Rheinland-Pfalz. The eventual solution will take into account all requirements including the Bank's profitability, the needs of the savings banks partnership and the expectations of the state government.

Landesbank Rheinland-Pfalz
Jürgen Pitzer
Press Spokesman
Director Corporate Communications
D-55098 Mainz
Grosse Bleiche 54-56
Amtsgericht Mainz HRA 3557

2/19

Strong increase in results

The Bank's operating result was increased by 13.7% to EUR 257 (226) million in the financial year 2003. Even though the results from maturity transformation came in at a lower level because of the flat yield curve, net interest income remained stable at EUR 386 million. Net commission income rose by 18.8% to EUR 82 (69) million, as the continued decline in securities commission income was more than compensated by increases in other areas of business. Net income from trading activities rose significantly to EUR 15 million.

Efficient cost management

As in the previous year, general administrative expenses were reduced through efficient cost management. At the bottom line, general administrative expenses declined by 1.1% to EUR 235 (238) million. This decline primarily reflected lower personnel expenses. In the year under review, the number of employees was reduced by 70, which means that the medium-term headcount reduction programme, which provides for a reduction by 200 positions until 2005, is proceeding on schedule. Furthermore, the containment of operating expenses contributed to this decrease.

Clearly reduced provisions

Net allocations to provisions for risks and other adjustments were clearly reduced to EUR 66 (83) million even though the Bank upheld its conservative risk valuation policy. In view of the weak economic environment, counterparty risks remained at the focus of the provisioning efforts. In order to avoid cluster and major risks also in the future, LRP has continued to expand its risk controlling resources, while risk management as such has been refined through the targeted use of portfolio management tools.

Operating profit increased by one third

Operating profit rose by 33.6% to EUR 192 (144) million. The recognition of restructuring expenses and provisions for benefits to pensioners led to an extraordinary expense of EUR 12 million. Taxes almost tripled to EUR 60 (22) million, reflecting, in particular, the subsequent taxation of a depreciation of investment fund certificates in 2002. Following the distribution of EUR 31

year rose by 20% to EUR 90 million. Apart from a 6% dividend paid to the owners of LRP, the net income for the year also supports significant further allocations to reserves. In addition, the group's profit reserves were strengthened by EUR 35 million.

Capital ratios increased

Mainly as a result of profit retention, LRP was able to increase its equity capital once again in 2003. At year-end, total capital funds stood at EUR 3.3 billion. This means that the core capital ratio (BIS) rose significantly to 7.3% while the total capital ratio (BIS) was boosted to 12.6%. Following formal adoption of the annual accounts, the core capital ratio and the total capital ratio will increase to 7.7% and 12.9%, respectively.

Selective lending policy

A year-end volume of EUR 65.6 (65.8) billion means that the LRP group's total assets were slightly below the previous year's level, reflecting the Bank's selective lending policy and, in particular, the exchange rate environment. The business volume stood at EUR 73.7 billion. As LRP supported its customers with short-term and long-term loans as well as complementary products and services, the credit volume rose by 0.4% to EUR 61.9 billion. Claims on banks rose by 3.2% to EUR 22 billion. Claims on customers reached EUR 20.7 billion, more than half of which (EUR 12.4 billion) were accounted for by municipal and mortgage loans. Total exposure to the savings banks in Rheinland-Pfalz amounted to EUR 6.4 billion.

Issuing business expanded

Rising to a volume of EUR 30.2 billion, certificated liabilities remained LRP's most important source of funding. In line with our diversified funding strategy, we placed a considerable portion of our new issues in the international capital markets. Liabilities to banks declined by 13.7% to EUR 16.9 billion. This figure includes EUR 1.9 billion in deposits made by the savings banks in Rheinland-Pfalz. At EUR 11.3 billion, customer deposits contributed to LRP's funding in increased measure.

**Partnership with the savings banks
intensified**

LRP has contributed to an improvement of the
partnership with the savings banks through
further development of its products and services
and through intensified cooperation. As a result,
the partnership was able to defend its long-
standing leadership in the market for building
society services and business promotion
services in Rheinland-Pfalz. In addition, the
savings banks were able to avail themselves of
LRP's comprehensive range of services in the
international business, which helped them build
their international profile vis-à-vis their medium-
sized customers. LRP's expanded range of
services in the areas of securities services and
asset management also met with great interest.
Adam declared himself convinced that the
"Sparkassen-Finanzverbund Rheinland-Pfalz" will
continue to be successful as the leading provider
of financial services to business, municipalities
and private individuals.

Mainz, 18 March 2004

Financial Statements 2003 (Key Figures) [1]

Group Balance Sheet	31/12/2003	31/12/2002	Changes in	
LRP, LBS, LRI, LRP Capital, LRA	€ billions	€ billions	€ billions	%
Total assets	65.6	65.8	-0.2	-0.4
Business volume	73.7	75.7	-2.0	-2.6
Claims on banks	22.0	21.3	0.7	3.2
Claims on customers	20.7	20.9	-0.2	-0.8
including: building loans of Landes-Bausparkasse	2.0	2.0	0.0	0.5
Securities	19.1	19.5	-0.4	-2.4
Trust assets	2.0	2.3	-0.3	-12.4
Liabilities to banks	16.9	19.5	-2.6	-13.7
Liabilities to customers	11.3	9.6	1.7	18.0
including: savers' deposits of Landes-Bausparkasse	2.0	1.8	0.2	11.2
Certificated liabilities	30.2	29.5	0.7	2.1
Capital funds	3.3	3.3	0.0	0.5

Staff (at year-end)	1,922	1,980	-58	-2.9

Group Results	01/01/ - 31/12/2003	01/01/ - 31/12/2002	Changes in	
	€ millions	€ millions	€ millions	%
Net interest income	385.6	387.7	-2.1	-0.5
Net commission income	82.1	69.1	13.0	18.8
Net income from trading activities	15.3	0.4	14.9	> 100.0
Other operating expenses/income	9.4	7.0	2.4	34.3
General administrative expenses	235.2	237.9	-2.7	-1.1
Provisions for risks/adjustments	65.5	82.8	-17.3	-20.9
Operating profit	191.7	143.5	48.2	33.6
Extraordinary expenses	11.5	15.8	-4.3	-27.2
Net income for the year before taxes	180.2	127.7	52.5	41.1
Taxes on income and revenues	59.6	22.1	37.5	> 100.0
Distribution to silent participations	30.6	30.6	0.0	0.0
Net income for the year	90.0	75.0	15.0	20.0

Ratios in %		
Return on Equity (RoE) before taxes	13.9	11.9
Return on Equity (RoE) after taxes	6.9	7.0
Cost-Income Ratio (CIR)	47.8	51.5
Overall Ratio according to Principle I	12.0	11.1
Total Capital Ratio (BIS)	12.6	11.9
Core Capital Ratio (BIS)	7.3	6.1

Rating categories:	Moody's	S & P	Fitch	JCR
Long-Term	Aa1	AA	AAA	
Short-Term	P-1	A-1+	F1+	AAA
Financial Strength/Individual	C	-	C	
Public-Sector Pfandbrief	Aaa	AAA	AAA	

[1] Adjusted figures 2002 due to the deconsolidation of WIB

Differences due to rounding

STRONG

PERFORMANCE

FROM THE
FINANCIAL STATEMENTS 2003

LRP Landesbank
Rheinland-Pfalz

LRP Posts Strong 2003 Performance. Optimistic Outlook for 2004.

- **Market position strengthened**
- **Capital ratios increased**
- **Performance ratios significantly improved**
- **Net income for the year markedly increased**
- **Enhanced performance within the partnership**

LRP Landesbank Rheinland-Pfalz, Mainz, posted a strong performance in 2003. With operating profit increased by one third to € 192 million and net income for the year up by one fifth to € 90 million, Chairman of the Managing Board, Dr. h.c. Klaus G. Adam, expressed his satisfaction with the results achieved in the face of a challenging economic environment and saw the Bank's business policy vindicated by the results once again. LRP's selective focus on profit-oriented business led to lower risk expenses. In addition, the Bank succeeded in improving its key financial ratios in significant measure. The return on equity (RoE) rose to 13.9 %, the cost-income ratio (CIR) declined to 47.8 %, the total capital ratio (BIS) increased to 12.6 % and the core capital ratio (BIS) even rose to 7.3 %. "These figures demonstrate that we have made a significant contribution towards shaping our Bank's future," Adam said on the occasion of the presentation of the balance sheet results at the press conference in Mainz. Referring to the ongoing negotiations on LRP's business and ownership structure following the mid-2005 expiration of the present liability and guarantee systems, Adam said that the owners were busy developing a forward-looking solution, that these negotiations involved the Managing Board of LRP and were being supported by the state government of Rheinland-Pfalz. The eventual solution would take into account all requirements including the Bank's profitability, the needs of the savings banks partnership and the expectations of the state government.

Strong increase in results

The Bank's operating result was increased by 13.7 % to € 257 (226) million in the financial year 2003. Even though the results from maturity transformation came in at a lower level because of the flat yield curve, net interest income remained stable at € 386 million. Net commission income rose by 18.8 % to € 82 (69) million, as the continued decline in securities commission income was more than compensated by increases in other areas of business. Net income from trading activities rose significantly to € 15 million.

2/

Efficient cost management

As in the previous year, general administrative expenses were reduced through efficient cost management. At the bottom line, general administrative expenses declined by 1.1 % to € 235 (238) million. This decline primarily reflected lower personnel expenses. In the year under review, the number of employees was reduced by 70, which means that the medium-term headcount reduction programme, which provides for a reduction by 200 positions until 2005, is proceeding on schedule. Furthermore, the containment of operating expenses contributed to this decrease.

Clearly reduced provisions

Net allocations to provisions for risks and other adjustments were clearly reduced to € 66 (83) million even though the Bank upheld its conservative risk valuation policy. In view of the weak economic environment, counterparty risks remained at the focus of the provisioning efforts. In order to avoid cluster and major risks also in the future, LRP has continued to expand its risk controlling resources, while risk management as such has been refined through the targeted use of portfolio management tools.

Operating profit increased by one third

Operating profit rose by 33.6 % to € 192 (144) million. The recognition of restructuring expenses and provisions for benefits to pensioners led to an extraordinary expense of € 12 million. Taxes almost tripled to € 60 (22) million, reflecting, in particular, the subsequent taxation of a depreciation of investment fund certificates in 2002. Following the distribution of € 31 million to silent participations, net income for the year rose by 20 % to € 90 million. Apart from a 6 % dividend paid to the owners of LRP, the net income for the year also supports significant further allocations to reserves. In addition, the group's profit reserves were strengthened by € 35 million.

Capital ratios increased

Mainly as a result of profit retention, LRP was able to increase its equity capital once again in 2003. At year-end, total capital funds stood at € 3.3 billion. This means that the core capital ratio (BIS) rose significantly to 7.3 % while the total capital ratio (BIS) was boosted to 12.6 %. Following formal adoption of the annual accounts, the core capital ratio and the total capital ratio will increase to 7.7 % and 12.9 %, respectively.

Selective lending policy

A year-end volume of € 65.6 (65.8) billion means that the LRP group's total assets were slightly below the previous year's level, reflecting the Bank's selective lending policy and, in particular, the exchange rate environment. The business volume stood at € 73.7 billion. As LRP supported its customers with short-term and long-term loans as well as complementary products and services, the credit volume rose by 0.4 % to € 61.9 billion. Claims on banks rose by 3.2 % to € 22 billion. Claims on customers reached € 20.7 billion, more than half of which (€ 12.4 billion) were accounted for by municipal and mortgage loans. Total exposure to the savings banks in Rheinland-Pfalz amounted to € 6.4 billion.

Issuing business expanded

Rising to a volume of € 30.2 billion, certificated liabilities remained LRP's most important source of funding. In line with our diversified funding strategy, we placed a considerable portion of our new issues in the international capital markets. Liabilities to banks declined by 13.7 % to € 16.9 billion. This figure includes € 1.9 billion in deposits made by the savings banks in Rheinland-Pfalz. At € 11.3 billion, customer deposits contributed to LRP's funding in increased measure.

Partnership with the savings banks intensified

LRP has contributed to an improvement of the partnership with the savings banks through further development of its products and services and through intensified cooperation. As a result, the partnership was able to defend its long-standing leadership in the market for building society services and business promotion services in Rheinland-Pfalz. In addition, the savings banks were able to avail themselves of LRP's comprehensive range of services in the international business, which helped them build their international profile vis-à-vis their medium-sized customers. LRP's expanded range of services in the areas of securities services and asset management also met with great interest. Adam declared himself convinced that the "Sparkassen-Finanzverbund Rheinland-Pfalz" will continue to be successful as the leading provider of financial services to business, municipalities and private individuals.

Mainz, 18 March 2004

FINANCIAL STATEMENTS 2003

Group Balance Sheet (Key Figures)[1] LRP, LBS, LRI, LRP Capital, LRA	31/12/2003 € billions	31/12/2002 € billions	Changes € billions	%
Total assets	65.6	65.8	– 0.2	– 0.4
Business volume	73.7	75.7	– 2.0	– 2.6
Claims on banks	22.0	21.3	0.7	3.2
Claims on customers	20.7	20.9	– 0.2	– 0.8
including: building loans of Landes-Bausparkasse	2.0	2.0	0.0	0.5
Securities	19.1	19.5	– 0.4	– 2.4
Trust assets	2.0	2.3	– 0.3	– 12.4
Liabilities to banks	16.9	19.5	– 2.6	– 13.7
Liabilities to customers	11.3	9.6	1.7	18.0
including: savers' deposits of Landes-Bausparkasse	2.0	1.8	0.2	11.2
Certificated liabilities	30.2	29.5	0.7	2.1
Capital funds	3.3	3.3	0.0	0.5
Staff (at year-end)	1,922	1,980	– 58	– 2.9

Group Results	01/01/– 31/12/2003 € millions	01/01/– 31/12/2002 € millions	Changes € millions	%
Net interest income	385.6	387.7	– 2.1	– 0.5
Net commission income	82.1	69.1	13.0	18.8
Net income from trading activities	15.3	0.4	14.9	> 100
Other operating expenses/income	9.4	7.0	2.4	34.3
General administrative expenses	235.2	237.9	– 2.7	– 1.1
Provisions for risks/adjustments	65.5	82.8	– 17.3	– 20.9
Operating pofit	191.7	143.5	48.2	33.6
Extraordinary expenses	11.5	15.8	– 4.3	– 27.2
Net income for the year before taxes	180.2	127.7	52.5	41.1
Taxes on income and revenues	59.6	22.1	37.5	> 100
Distribution to silent participations	30.6	30.6	0.0	0.0
Net income for the year	90.0	75.0	15.0	20.0
Ratios	%	%		
Return on Equity (RoE) before taxes	13.9	11.9		
Return on Equity (RoE) after taxes	6.9	7.0		
Cost-Income Ratio (CIR)	47.8	51.5		
Overall Ratio according to Principle I	12.0	11.1		
Total Capital Ratio (BIS)	12.6	11.9		
Core Capital Ratio (BIS)	7.3	6.1		

Rating categories	Moody's	S & P	Fitch	JCR
Long-Term	Aa1	AA	AAA	
Short-Term	P–1	A–1+	F1+	AAA
Financial Strength/Individual	C	–	C	
Public-Sector Pfandbrief	Aaa	AAA	AAA	

[1] Adjusted figures 2002 due to the deconsolidation of WIB   Differences due to rounding

The LRP annual report 2003 will be available at the beginning of June 2004.

LRP
Landesbank Rheinland-Pfalz

Grosse Bleiche 54-56
D-55098 Mainz
Tel (+ 49 61 31) 13-01
Fax (+ 49 61 31) 13-27 24
e-mail: LRP@LRP.de
www.lrp.de

LBS
Landes-Bausparkasse
Rheinland-Pfalz

Vordere Synagogenstrasse 2
D-55116 Mainz
Tel (+ 49 61 31) 13-02
Fax (+ 49 61 31) 13-47 40
e-mail: info@lbs-rlp.de
www.lbs-rlp.de

LRP Capital GmbH

Grosse Bleiche 54-56
D-55098 Mainz
Tel (+ 49 61 31) 13-24 03
Fax (+ 49 61 31) 13-39 13
e-mail: lrp.capital@LRP.de

LRI
Landesbank Rheinland-Pfalz
International S.A.

10-12, Boulevard Roosevelt
L-2450 Luxembourg
Tel (+ 3 52) 47 59 21-1
Fax (+ 3 52) 47 59 21-3 14
e-mail: info@lri.lu
www.lri.lu

LTH
Landestreuhandstelle
Rheinland-Pfalz

Ernst-Ludwig-Strasse 6-10
D-55098 Mainz
Tel (+ 49 61 31) 13-21 00
Fax (+ 49 61 31) 13-30 05
e-mail:
landestreuhandstelle@lth-rlp.de
www.lth-rlp.de

LB Rheinland-Pfalz
Finance B.V. (LRA)

Strawinskylaan 3111
NL-1077 ZK Amsterdam
Tel (+ 31 20) 4 42 02 48
Fax (+ 31 20) 4 06 45 55

Managing Board

Dr. h. c. Klaus G. Adam, Chairman
Dr. Friedhelm Plogmann, Vice Chairman
Werner Fuchs
Paul K. Schminke

Published by:
LRP Landesbank Rheinland-Pfalz
Mainz